                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(CHECK ONE):   / X /Form 10-K  /  /Form 20-F  /  /Form 11-K
               /  /Form 10-Q  /  /Form N-SAR

               For Period Ended:  December 31, 1998

               /  /  Transition Report on Form 10-K
               /  /  Transition Report on Form 20-F
               /  /  Transition Report on Form 11-K
               /  /  Transition Report on Form 10-Q
               /  /  Transition Report on Form N-SAR
               For the Transition Period Ended:  ____________________________
               ______________________________________________________________

  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM, PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

--------------------------------------------------------------------------------

               If the notification relates to a portion of the filing checked above, identify The Items to which the notification relates:
               ITEMS 1, 6, 7, 7A, 8 AND 14.

--------------------------------------------------------------------------------


               PART I -- REGISTRANT INFORMATION

               AMERICORP
--------------------------------------------------------------------------------

               Full name of registrant

--------------------------------------------------------------------------------

               Former Name if Applicable

               304 EAST MAIN STREET,
--------------------------------------------------------------------------------

               Address of Principal Executive Office (Street and Number)

               VENTURA, CALIFORNIA 93001
--------------------------------------------------------------------------------

               City State and Zip Code

PART II  --  RULES 12b-25 (b) AND (c)

               If the subject report could not be filed without unreasonable effort or expenses and the registrant seeks relief pursuant to rule 12b-25(b), the following should be completed. (Check box if appropriate)

                    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                    (b) The subject annual report, semi-annual report,
                        transition report on Form 10-K, Form 20-F, 11-K or
                        Form N-SAR, or portion thereof, will be filed on or
               /X/ before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed or on before the fifth calendar day following the prescribed due date; and

                   (c) The accountant's statement or other exhibit required by Rule 12b-25 c has been attached if applicable - ATTACHED AS EXHIBIT A

PART III  --  NARRATIVE

               State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Company will not be able to timely file portions of Form 10-K because it has not been able to finalize its financial reporting for 1998 and receive an opinion from its independent accountants. The Company without unreasonable effort or expense could not eliminate this delay.

     The Company's principal subsidiary consummated on December 31, 1998, a merger with Channel Islands Bank NA, ("CIB") in a transaction accounted for as a pooling of interest. Soon after the merger was announced, several key accounting personnel resigned from CIB and they were forced to close out the year end using temporary personnel. In early 1999, the Company began a computer conversion of the financial records of CIB onto the Company's data processing system. The combination of these factors have delayed the closing of the books and records of the Company and CIB as well as significantly delayed the process of combining and restating results of operations and financial condition of both companies for the required periods.

PART IV  --  OTHER INFORMATION

(1) Name and telephone number of persons to contact in regard to this notification

ALLEN R. PARTRIDGE             805                658-6633
------------------   ----------------------  ------------------------------
    (Name)                   (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identifying report(s) /x/ Yes / / No

     ---------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? /x/ Yes / / No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriately, state the reasons why a reasonable estimate of the results cannot be made.

     The Company's 1998 earnings will reflect the combination with CIB as well as the negative impact of significant merger related expenses.

     ---------------------------------------------------------------------------

                        AMERICORP
           -------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

     Date  March 29, 1999      By   /s/  Allen R. Partridge

                                                                    EXHIBIT A




To the Board of Diorectors of Americorp:

Due to the delays experienced by Americorp and Subsidiary (the "Company") in closing its books and records for the year ended December 31, 1998, the delays experienced by Channel Islands Bank ("CIB") in closing its books and records for the same period and the additional time necessary to combine and restate the Company's financial condition and results of operations with those of CIB, we will not be able to render our opinion on those financial statements on or before the date for filing Form 10-K.


                                           VAVRINEK, TRINE, DAY & CO., LLP



Laguna Hills, California
March 29, 1999